QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.2

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Years Ended December 31,
(millions except ratio)	2009	2008	2007	2006	2005
Income from continuing operations before income taxes and noncontrolling interests	$949	$879	$1,023	$738	$567
Less: Earnings from unconsolidated entities under the equity method of accounting	11	5	6	5	7
Add back fixed charges:
Interest on indebtedness	122	126	138	129	125
Interest on uncertain tax positions	2	—	2	—	—
Portion of rents representative of interest factor	48	47	75	79	71

Income as adjusted	$1,110	$1,047	$1,232	$941	$756

Fixed charges and preferred stock dividends:
Interest on indebtedness	$122	$126	$138	$129	$125
Interest on uncertain tax positions	2	—	2	—	—
Preferred stock dividends	—	—	—	—	3

Interest and dividends	124	126	140	129	128
Portion of rents representative of interest factor	48	47	75	79	71

Total fixed charges and preferred stock dividends	$172	$173	$215	$208	$199

Ratio of earnings to combined fixed charges and preferred stock dividends	6.5	6.1	5.7	4.5	3.8

QuickLinks

Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends